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                            July 22, 2021

       Susan Wiseman
       General Counsel
       Braze, Inc.
       330 West 34th Street, Floor 18
       New York, New York 10001

                                                        Re: Braze, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 24,
2021
                                                            CIK No. 0001676238

       Dear Ms. Wiseman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 2

   1. You note that you have 890 customers as of January 31, 2021; however, on page 1 of the
                                                        Prospectus Summary, you
indicate that "[m]ore than 1,000 customers around the world
                                                        trust Braze with their
most valuable assets" and on page 7, you indicate that you have
                                                        "over 1,000 customers."
Please clarify whether these figures refer to different types or classes of "customers"
or update throughout the filing for consistency. Further, please disclose the actual
number of monthly active users in May 2021 rather than stating that you have "over 3.0
billion."
 Susan Wiseman
FirstName
Braze, Inc. LastNameSusan Wiseman
Comapany
July        NameBraze, Inc.
     22, 2021
July 22,
Page  2 2021 Page 2
FirstName LastName
2. Please disclose the methodology and assumptions underlying your calculation of your annual market opportunity internationally. We note that such disclosure is made for your calculation of your annual market opportunity domestically under Market Opportunity on page 92.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

3. Please clarify whether the customers with ARR of $1.0 million or more are a subset of the customers that had ARR of $500,000 or more. Also, disclose the dollar-based net retention rate for your customers with ARR of $1.0 million or more for all periods presented.
Comparison of the Fiscal Year Ended January 31, 2020 and January 31, 2021 Revenue, page 74

4. Please expand the discussion of the increase in revenues to separately quantify period to period changes due to price and volume. Refer to Financial Reporting Codification section 501.04 for guidance.
Operating Expenses, page 75

5. Please expand the discussion of Sales and marketing expenses to explain in greater detail the fiscal year 2020 secondary transactions relating to certain employees.
Business
Consumers Expect Real-Time, Personalized Brand Interactions Across Channels, page 86

6. Your disclosure on pages 86 and 90 reference studies that you have conducted to measure customer engagement. Please disclose the parameters of your study and the methodology and assumptions underlying your research. Discuss the sample size and the time period
         over which the study was conducted. Define    lifetime value    and
how you measured this
         value.
Certain Relationships and Related Party Transactions, page 121

7. We note that you disclosed certain related party transactions in Note 12 of your Notes to
         Consolidated Financial Statements that are not included in your related party disclosure.
         Please advise or revise. Refer to Item 404 of Regulation S-K. Principal and Selling Stockholders, page 123

8. Please disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by the entities affiliated with MGC1 Capital and the entities affiliated with Meritech Capital Partners.
 Susan Wiseman
FirstName
Braze, Inc. LastNameSusan Wiseman
Comapany
July        NameBraze, Inc.
     22, 2021
July 22,
Page  3 2021 Page 3
FirstName LastName
Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

9. We note in Risk Factor disclosure on page 25 that you may provide customers with service credit claims, warranty claims, or other claims. Please expand your accounting policy disclosure to include an accounting policy for these claims, if material.
Note 12. Common Stock
Warrants, page F-32

10. Please expand the disclosure to explain the terms of the warrants in sufficient detail to support your classification of the warrants as equity instruments. Exhibits

11. We note your references to a report you commissioned by Forrester Consulting. Please revise to file a consent by Forrester Consulting as an exhibit to the registration statement.
         See Securities Act Rule 436.

General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Nicole Brookshire